Exhibit 4.3

FIRST AMENDMENT

to

RIGHTS AGREEMENT

FIRST AMENDMENT, dated as of November 4, 2003 (the “Amendment”), to the Rights Agreement, dated as of November 15, 2001 (the “Agreement”), by and between Weight Watchers International, Inc., a Virginia corporation (the “Company”), and EquiServe Trust Company, N.A., a federally chartered trust company (the “Rights Agent”).  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Agreement.

W I T N E S S E T H:

WHEREAS, on November 14, 2001 the Board of Directors of the Company approved the adoption of the Agreement in order to protect the Company and its shareholders from certain non-negotiated takeover attempts (or the acquisition of a substantial percentage of the common equity of the Company) which present the risk of a change of control or related risks on terms which may be less favorable to the Company’s shareholders than would be available in a transaction negotiated with and approved by the Company;

WHEREAS, pursuant to Section 27 of the Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Agreement in accordance with the terms of such Section 27; and

WHEREAS, in furtherance of the foregoing, the parties to the Agreement believe it is in the best interests of the holders of Rights under the Rights Agreement and the Company to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, covenants, representations and warranties contained herein, the parties, intending to be legally bound, agree as follows:

Section 1. Amendment of Rights Agreement.

(a) Effective as of the date of this Amendment, the parties to this Amendment hereby amend Section 1(a) of the Agreement to read in its entirety as follows:

“Acquiring Person” shall mean any Person who or which, together with all Associates and Affiliates of such Person, shall be the Beneficial Owner of ten percent (10%) or more of the then outstanding Common Stock, but shall not include (i) any Exempted Entity, (ii) the Company, (iii) any Subsidiary of the Company, (iv) any employee benefit plan of the Company, or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (v) FMR Corp., together with all of its Affiliates and Associates (“FMR”), but only so long as (A) FMR is the Beneficial Owner of less than twenty percent (20%) of the Common Stock then outstanding and (B) FMR reports or is required to report such ownership on Schedule 13G under the Securities and Exchange

Act of 1934, as amended (the “Exchange Act”), or Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such schedule, nor to take any action in connection with or as a participant in any transaction having such purpose or effect, (vi) any Person who becomes the Beneficial Owner of ten percent (10%) or more (or twenty percent (20%) or more in the case of FMR) of the shares of Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company unless and until such Person, after becoming aware that such Person has become the Beneficial Owner of ten percent (10%) or more (or twenty percent (20%) or more in the case of FMR) of the then outstanding shares of Common Stock, acquires beneficial ownership of additional shares of Common Stock representing one percent (1%) or more of the shares of Common Stock then outstanding or (vii) if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person” has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and such Person, as promptly as practicable, divested or divests himself or itself of Beneficial Ownership of a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person.”

Section 2. Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Virginia and for all purposes shall be governed by, and construed in accordance with, the laws of such Commonwealth.

Section 3. Additional Acts and Documents.  Each party hereto agrees to do such things, take all such actions, and make, execute and deliver such other documents and instruments, as shall be reasonably requested to carry out the provisions, intent and purpose of this Amendment, in each case, at the sole expense of the Company.

Section 4. Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 5. Descriptive Headings.  Descriptive headings of the several sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 6. Effect of Amendment.  Except as expressly modified by this Amendment, the remaining terms of the Rights Agreement shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to the Rights Agreement to be duly executed, all as of the day and year first above written.

WEIGHT WATCHERS INTERNATIONAL, INC.

By	/s/ Robert W. Hollweg
Name: Robert W. Hollweg
Title: Vice President, General Counsel & Secretary

EQUISERVE TRUST COMPANY, N.A.

By	/s/Katherine Anderson
Name: Katherine Anderson
Title: Managing Director